Exhibit 12.1

Chevron Corporation — Total Enterprise Basis
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	Year Ended December 31
	2010	2009	2008	2007	2006

Net Income Attributable to Chevron Corporation	$19,024	$10,483	$23,931	$18,688	$17,138
Income Tax Expense	12,919	7,965	19,026	13,479	14,838
Distributions Less Than Equity in Earnings of Affiliates	(501)	(103)	(440)	(1,439)	(979)
Noncontrolling Interests	112	80	100	107	70
Previously Capitalized Interest Charged to Earnings During Period	240	261	91	62	111
Interest and Debt Expense	50	28	—	166	451
Interest Portion of Rentals*	781	715	983	798	766

Earnings Before Provision for Taxes and Fixed Charges	$32,625	$19,429	$43,691	$31,861	$32,395

Interest and Debt Expense	$50	$28	$—	$166	$451
Interest Portion of Rentals*	781	715	983	798	766
Preferred Stock Dividends of Subsidiaries	—	—	—	1	1
Capitalized Interest	267	273	256	302	157

Total Fixed Charges	$1,098	$1,016	$1,239	$1,267	$1,375

Ratio of Earnings to Fixed Charges	29.71	19.12	35.26	25.15	23.56

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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